Exhibit 4. Organizational Structure

Exhibit 4-1: Organization Chart

(Effective on June 1, 2022)



General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Supervisory Committee
Sustainable Society Realization Committee
IT Risk Management Committee
Personnel Council
President
Managing Directors Meeting
Directors and General Managers Meeting
Internal Audit Division
Credit Rating Council
Chief Compliance Officer
Rating Criteria Committee
Compliance Management Division
Rating Committee
SFE Criteria Committee
SFE Committee
Research Division
Financial Technology Division
Corporate Management & Planning Dept.
International Business Marketing & Promotion Dept.
Sustainable Finance Evaluation Marketing & Promotion Dept.
Marketing Planning and Administration Division
Global Marketing Dept.
Market Data Analysis Division
Translation Division
Information Services Dept.
SFEG International Affairs and Public Relations Office
SFEG Evaluation Dept.
SFEG Evaluation Planning Dept.
Sustainable Finance Evaluation Group
International Dept.
Structured Finance Dept. III
Structured Finance Dept. II
Structured Finance Dept. I
Public Sector Rating Dept.
SME Rating Division
Corporate Rating Dept. II
Medical & Educational Institution Rating Division
Corporate Rating Dept. I
Financial Institution Rating Dept.
Hybrid Finance Dept.
Rating Administration Dept.
Rating Planning Dept.

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-2: Organization/ Responsibilities

Department/ Division	Area of Responsibility	Head of Department/ Division/ Group
Internal Audit Division	Internal audit for all Departments, divisions and groups of the company	Division Manager/ Shoji Yamamoto
Compliance Management Division	Assistance to the Chief Compliance Officer	Division Manager/ Takefumi Emori
Rating Planning Dept.	Formulation of basic policies and other policies related to overall rating operations, Formulation of methods, standards, and other items related to various ratings	General Manager, Head/ Shigenobu Tonomura
Rating Administration Dept.	Providing administrative services to rating-related Committees and rating operations	General Manager, Head/ Kenji Sumitani
Hybrid Finance Dept.	Assisting other rating Departments' rating operations concerning evaluation of hybrid financial instruments	General Manager, Head/ Kiichi Sugiura
Financial Institution Rating Dept.	Rating operations on financial institutions, Research and study on the financial industry, Management of Public Sector Group	General Manager, Head/ Tomohiro Miyao
Corporate Rating Dept. I	Rating operations for residents (mainly non-manufacturing), Management of Medical & Educational Institution Rating Division	General Manager, Head/ Mikiya Kubota
Medical & Educational Institution Rating Division	Rating operations on medical and educational institutions	Division Manager/ Shigenobu Tonomura
Corporate Rating Dept. II	Rating operations for residents (mainly manufacturing), Management of SME Rating Division	General Manager, Head/ Shigenobu Tonomura
SME Rating Division	Rating operations on small and medium sized enterprises (SMEs)	Division Manager/ Mikiya Kubota
Public Sector Rating Dept.	Rating operations on the public sector, Research and studies on the public sector	General Manager, Head/ Mikiya Kubota
Structured Finance Dept. I	Rating operations for Asset Backed Securitization, Research and study on the Asset Backed Securitization.	General Manager, Head/ Yoshinori Namioka
Structured Finance Dept. II	Rating operations for Real Estate & J-REIT, Research and study on the Real Estate & J-REIT.	General Manager, Head/ Yoshinori Namioka
Structured Finance Dept. III	Rating operations for project finance, asset finance, domestic and cross boarder syndicated loan, etc., Research and study on the project finance, asset finance, domestic and cross boarder syndicated loan, etc.	General Manager, Head/ Yoshinori Namioka
International Dept.	Rating operations for non-resident entities	General Manager, Head/ Toshihiko Naito
Sustainable Finance Evaluation Group	Genral items related to evaluation operations for sustainable finance, and research and study on evaluation operations for sustainable finance and other related issues	Head of the Group/ Atsuko Kajiwara
SFEG Evaluation Planning Dept.	Formulation of methods, standards and other items related to sustainable finance evaluation	General Manager, Head/ Reiko Kikuchi
SFEG Evaluation Dept.	Evaluation operations for sustainable finance and grasping the trends of evaluation organizations etc. related to sustainable finance evaluation	General Manager, Head/ Atsuko Kajiwara
SFEG International Affairs and Public Relations Office	Grasping the trends or participating the initiative etc. of sustainable finance, planning and editing related to public relations of sustainable finance evaluation, and holding the trainings and seminars related to sustainable finance	Division Manager/ Atsushi Masuda
Information Services Dept.	Providing rating information, planning, editing, publication, and selling of published matters issued by the Company	General Manager, Head/ Hajime Oyama

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-2: Organization/ Responsibilities

Department/ Division	Area of Responsibility	Head of Department/ Division/ Group
Translation Division	English translation of published matters and in-house documents	Division Manager/ Shoji Yamamoto
Market Data Analysis Division	Organizing and analyzing the data related to the market coverage of ratings and sustainable finance etc.	Division Manager/ Hajime Oyama
Global Marketing Dept.	Promotion of rating business for resident, non-resident, structured finance and sustainable finance evaluation business, Planning and formulation of basic policies for the promotion, Promotion of business, such as consignment research and studies and other items, Planning and formulation related to fees and charges, such as rating fees and others	General Manager, Head/ Kazuhiro Hatano
Marketing Planning & Administration Division	Organizing and analyzing the data of fee revenue and promoting and planning of business related to ratings and sustainable finance etc.	Division Manager/ Kenich Nagaoka
Sustainable Finance Evaluation Marketing & Promotion Dept.	Promotion of sustainable finance evaluation business, Planning and formulation of basic policies for the promotion, Planning related to fees and handling charges, such as evaluation fees and others	General Manager, Head/ Kazuhiro Hatano
International Business Marketing & Promotion Dept.	Promotion of rating business for non-resident, Planning and formulation of basic policies for the promotion, Planning and formulation related to fees and charges for non-resident, such as rating fees and others	General Manager, Head/ Haruhiko Shiono
Corporate Management & Planning Dept.	Planning and negotiations related to public relations, Items related to employment, payroll, and welfare, Items related to budget, account settlement, and accounting, Items related education and training of employees	General Manager, Head/ Akira Fujitsuka
Financial Technology Division	Planning of items related to systems for rating	Division Manager/ Hiroyuki Ikeuchi
Research Division	Research and study on politic, economic and financial situation in and outside Japan	Division Manager/ Koichi Tajima

(Effective on June 20, 2022)

JCR does not register the class of asset backed securities as NRSRO ratings.

Exhibit 4-3:
Directors' Areas/Departments of Responsibilities

Director	Areas/Departments of Responsibilities
Shokichi Takagi President	Overall
Shozo Matsumura Managing Director	Ratings, Evaluation Matters directly requested from the President
Haruki Iinuma Director	Outside Director
Shigeo Kusuoka Director	Outside Director
Kiichiro Masui Director	Outside Director

Executive Officers' Areas/Departments of Responsibilities

Executive Officer	Areas/Departments of Responsibilities
Kazuhiro Hatano Managing Executive Officer	Global Marketing Department (as a General Manager, Head) Sustainable Finance Evaluation Marketing & Promotion Department (as a General Manager, Head) International Business Marketing & Promotion Department Matters directly requested from the President
Yoshinori Namioka Executive Officer	Structured Finance Department I (as a General Manager, Head) Structured Finance Department II (as a General Manager, Head) Structured Finance Department III (as a General Manager, Head) Matters directly requested from the President
Atsuko Kajiwara Executive Officer	Sustainable Finance Evaluation Group (as a Head of the Group) Matters directly requested from the President

(Effective on June 20, 2022)

JCR does not register the class of asset backed securities as NRSRO ratings.